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                                                                    Exhibit (p)

                                CODE OF ETHICS

                   MERRILL LYNCH INVESTMENT MANAGERS (MLIM)
                        REGISTERED INVESTMENT COMPANIES
                         AND THEIR INVESTMENT ADVISERS
                           AND PRINCIPAL UNDERWRITER

Section 1 - Background

   This Code of Ethics is adopted under Rule 17j-1 under the Investment Company Act of 1940, as amended ("1940 Act") and Rule 204A-1 under the Investment Advisers Act of 1940, as amended ("Advisers Act") and has been approved by the Boards of Directors of each of the MLIM funds and advisers./1/ Except where noted, the Code applies to all MLIM employees.

   The 1940 Act and the Advisers Act make it unlawful for investment advisers and persons affiliated with investment companies, their principal underwriters or their investment advisers to engage in fraudulent personal securities transactions. Rule 17j-1 of the 1940 Act and Rule 204A-1 of the Advisers Act, collectively, require each Fund, investment adviser and principal underwriter covered by the Rules to adopt Codes of Ethics that contain provisions reasonably necessary to prevent an employee from engaging in conduct prohibited by the principles of the Rules. The Rules also require that reasonable diligence be used and procedures be instituted which are reasonably necessary to prevent violations of the Code of Ethics.

Section 2 - Statement of General Fiduciary Principles

   The Code of Ethics is based on the fundamental principle that MLIM and its employees must put client interests first. As an investment adviser, MLIM has fiduciary responsibilities to its clients, including the registered investment companies (the "Funds") for which it serves as investment adviser. Among MLIM's fiduciary responsibilities is the responsibility to ensure that its employees conduct their personal securities transactions in a manner which does not interfere or appear to interfere with any Fund transactions or otherwise take unfair advantage of their relationship to the Funds. All MLIM employees must adhere to this fundamental principle as well as comply with the specific provisions set forth herein. It bears emphasis that technical compliance with

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/1/  As applicable herein, MLIM includes registered investment advisers Merrill
     Lynch Investment Managers, L.P., Fund Asset Management, L.P., and Merrill Lynch Investment Managers, LLC; registered investment advisers Merrill Lynch Investment Managers International, Limited ("MLIMI") and Merrill Lynch Asset Management U.K. Limited ("MLAM UK") with respect to the investment advisory services MLIMI and MLAM UK provide to investment companies registered under the 1940 Act; and FAM Distributors, Inc., principal underwriter of investment companies registered under the 1940 Act.

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these provisions will not insulate from scrutiny transactions which show a pattern of compromise or abuse of an employee's fiduciary responsibilities to the Funds. Accordingly, all MLIM employees must seek to avoid any actual or potential conflicts between their personal interest and the interest of the Funds. In sum, all MLIM employees shall place the interest of the Funds before personal interests.

Section 3 - Insider Trading Policy

   All MLIM employees are subject to MLIM's Insider Trading Policy, which is considered an integral part of this Code of Ethics. MLIM's Insider Trading Policy, which is set forth in the MLIM Code of Conduct, prohibits MLIM employees from buying or selling any security while in the possession of material nonpublic information about the issuer of the security. The policy also prohibits MLIM employees from communicating to third parties any material nonpublic information about any security or issuer of securities. Additionally, no MLIM employee may use inside information about MLIM activities or the activities of any Merrill Lynch & Co., Inc. entity to benefit the Funds or to gain personal benefit. Any violation of MLIM's Insider Trading Policy may result in sanctions, which could include termination of employment with MLIM. (See Section 10--Sanctions).

Section 4 - Restrictions Relating to Securities Transactions

A. General Trading Restrictions for all Employees

       The following restrictions apply to all MLIM employees:

    1. Accounts. No employee, other than those employed by Merrill Lynch Investment Managers International Limited ("MLIMI"), may engage in personal securities transactions other than through an account maintained with Merrill Lynch, Pierce, Fenner & Smith Incorporated or another Merrill Lynch broker/dealer entity ("Merrill Lynch") unless written permission is obtained from the Compliance Director. Similarly, no MLIMI employee may engage in personal securities transactions other than through an account maintained with Merrill Lynch or The Bank of New York Europe Limited ("BNYE") unless written permission is obtained from the Compliance Director.

    2. Accounts Include Family Members and Other Accounts. Accounts of employees include the accounts of their spouses, dependent relatives, trustee and custodial accounts or any other account in which the employee has a financial interest or over which the employee has investment discretion (other than MLIM-managed Funds).

    3. Mutual Fund Accounts. Employees may maintain mutual fund accounts away from Merrill Lynch (i.e., accounts maintained at the mutual fund's transfer agent). However, Merrill Lynch funds must be held in accounts at Merrill Lynch. In

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       addition, investment personnel who have investment authority over a sub-advised mutual fund may only hold that fund through a Merrill Lynch account as discussed in Section 4.B.8.

    4. Preclearance. All employees must obtain approval from the Compliance Director or preclearance delegatee prior to entering any securities transaction (with the exception of exempted securities as listed in Section 5) in all accounts. Approval of a transaction, once given, is effective only for the business day on which approval was requested or until the employee discovers that the information provided at the time the transaction was approved is no longer accurate. If an employee decides not to execute the transaction on the day preclearance approval is given, or the entire trade is not executed, the employee must request preclearance again at such time as the employee decides to execute the trade.

       Employees may preclear trades only in cases where they have a present intention to transact in the security for which preclearance is sought. It is MLIM's view that it is not appropriate for an employee to obtain a general or open-ended preclearance to cover the eventuality that he or she may buy or sell a security at some point on a particular day depending upon market developments. This requirement would not prohibit a price limit order, provided that the employee shall have a present intention to effect a transaction at such price. Consistent with the foregoing, an employee may not simultaneously request preclearance to buy and sell the same security.

    5. Restrictions on Purchases. No employee may purchase any security which at the time is being purchased, or to the employee's knowledge is being considered for purchase, by any Fund managed by MLIM. This restriction, however, does not apply to personal trades of employees which coincide with trades by any MLIM index fund.

    6. Restrictions on Sales. No employee may sell any security which at the time is actually being sold, or to the employee's knowledge is being considered for sale, by any Fund managed by MLIM. This restriction, however, does not apply to personal trades of employees which coincide with trades by any MLIM index fund.

    7. Restrictions on Related Securities. The restrictions and procedures applicable to the transactions in securities by employees set forth in this Code of Ethics shall similarly apply to securities that are issued by the same issuer and whose value or return is related, in whole or in part, to the value or return of the security purchased or sold or being contemplated for purchase or sale during the relevant period by the Fund. For example, options or warrants to purchase common stock, and convertible debt and convertible preferred stock of a particular issuer would be considered related to the underlying common stock of that issuer for purposes of this policy. In sum, the related security would be treated as if it were

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       theunderlying security for the purpose of the pre-clearance procedures described herein.

    8. Private Placements. Employee purchases and sales of "private placement" securities (including all private equity partnerships, hedge funds, limited partnership or venture capital funds) must be precleared directly with the Compliance Director or designee. No employee may engage in any such transaction unless the Compliance Director or his designee and the employee's senior manager have each previously determined in writing that the contemplated investment does not involve any potential for conflict with the investment activities of the Funds. However, employees do not need to preclear private placement opportunities that are offered solely to Merrill Lynch employees (such as KECALP).

       If, after receiving the required approval, an employee has any material role in the subsequent consideration by any Fund of an investment in the same or affiliated issuer, the employee must disclose his or her interest in the private placement investment to the Compliance Director and the employee's department head. The decision to purchase securities of the issuer by a Fund must be independently reviewed and authorized by the employee's department head.

       Employees are prohibited from investing in any private placement that intends to market time mutual funds (see Paragraph 10 of this Section 4.A. for a definition of market timing).

    9. Initial Public Offerings. As set forth in Paragraph 4 of this
       Section 4.A., the purchase by an employee of securities offered in an initial public offering must be precleared. As a matter of policy, employees will not be allowed to participate in so-called "hot" offerings as such term may be defined by Merrill Lynch or appropriate regulators (e.g., offerings that are oversubscribed or for which the demand is such that there is the possibility of oversubscription). Additionally, Merrill Lynch policy specifically prohibits all employees from purchasing closed-end investment companies during their initial public offering periods.

    10.Mutual Fund Market Timing and Late Trading. Mutual funds are not intended to be short-term trading vehicles; therefore, Merrill Lynch policy prohibits employees from engaging in mutual fund market timing and from engaging in or facilitating late trading. Mutual fund market timing involves the purchase and sale of shares of mutual funds (including exchanges within the same fund family) within 15 days with the intention of capturing short-term profits resulting from market volatility. Late trading occurs when a mutual fund order is received from a client after the fund's trading deadline and is an illegal practice. These prohibitions apply to all accounts and services offered through Merrill Lynch, including employee and employee-related accounts and retirement

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       accounts. These prohibitions do not, however, apply to purchases and sales of taxable and tax-exempt money market funds.

B. Additional Trading Restrictions for Investment Personnel

   The following additional restrictions apply to investment personnel. Investment personnel are persons who, in connection with their regular functions or duties, make or participate in making recommendations regarding the purchase or sale of securities by a Fund). The Compliance Department will retain a current list of investment personnel.

    1. Notification. An investment person must notify the Compliance Department or preclearance designee of any intended transactions in a security for his or her own personal account or related accounts which is owned or contemplated for purchase or sale by a Fund for which the employee has investment authority.

    2. Blackout Periods. An investment person may not buy or sell a security within 7 calendar days either before or after a purchase or sale of the same or related security by a Fund or portfolio management group for which the investment person has investment authority. For example, if a Fund trades a security on day 0, day 8 is the first day the manager, analyst or portfolio management group member of that Fund may trade the security for his or her own account. An investment person's personal trade, however, shall have no affect on the Fund's ability to trade. For example, if within the seven-day period following his or her personal trade, an investment person believes that it is in the best interests of the Fund for which he or she has investment authority to purchase or sell the same security on behalf of the Fund, the trade should be done for the Fund, and an explanation of the circumstances must be provided to the Compliance Department.

    3. Establishing Positions Counter to Fund Positions. No investment person may establish a long position in his or her personal account in a security if the Fund for which he or she has investment authority maintains a position that would benefit from a decrease in the value of such security. For example, the investment person would be prohibited from establishing a long position if (1) the Fund holds a put option on such security (aside from a put purchased for hedging purposes where the fund hold the underlying security); (2) the Fund has written a call option on such security; or (3) the Fund has sold such security short, other than "against-the-box."

       No investment person may purchase a put option or write a call option where a Fund for which such person has investment authority holds a long position in the underlying security.

       No investment person may short sell any security where a Fund for which such person has investment authority holds a long position in the same security or

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       where such Fund otherwise maintains a position in respect of which the
       Fund would benefit from an increase in the value of the security.

    4. Purchasing an Investment for a Fund that is a Personal Holding. An investment person may not purchase an investment for a Fund that is also a personal holding of the investment person or any other account covered by this Code of Ethics, or the value of which is materially linked to a personal holding, unless the investment person has obtained prior approval from his or her senior manager.

    5. Index Funds. The restrictions in Paragraphs 1-4 of this Section 4.B. do not apply to purchases and sales of securities by investment personnel which coincide with trades by or holdings of any MLIM index fund for which an investment person has investment authority. However, Paragraphs 6, 7, and 8 of this Section 4.B. (see below) do apply to such investment persons.

    6. Prohibition on Short-Term Profits. Investment personnel are prohibited from profiting on any sale and subsequent purchase, or any purchase and subsequent sale of the same (or equivalent) securities occurring within 60 calendars days ("short-term profit"). This holding period also applies to all permitted options transactions; therefore, for example, an investment person may not purchase or write an option if the option will expire in less than 60 days (unless such a person is buying or writing an option on a security that he or she has held more than 60 days). In determining short-term profits, all transactions within a 60-day period in all accounts related to the investment person will be taken into consideration in determining short-term profits, regardless of his or her intentions to do otherwise (e.g., tax or other trading strategies). Should an investment person fail to preclear a trade that results in a short-term profit, the trade would be subject to reversal with all costs and expenses related to the trade borne by the investment person, and he or she would be required to disgorge the profit. Transactions not required to be precleared under Section 5 will not be subject to this prohibition.

    7. Notwithstanding that open-end mutual funds are exempted from the Code of Ethics (see Section 5), investment personnel must obtain approval from the Compliance Director or preclearance delegatee prior to entering into any purchase or sale of a mutual fund for which the investment person has investment authority.

    8. Notwithstanding the fact that employees are permitted to maintain mutual fund accounts away from Merrill Lynch by holding them at the mutual funds' transfer agents, investment personnel who have investment authority over a sub-advised mutual fund may only hold that fund through a Merrill Lynch account.

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C. Trading Restrictions for Disinterested Directors of the MLIM Funds

   The following restrictions apply only to disinterested directors of the MLIM Funds (i.e., any director who is not an "interested person" of a MLIM fund within the meaning of Section 2(a)(10) of the 1940 Act):

    1. Restrictions on Purchases. No disinterested director may purchase any security which, to the director's knowledge at the time, is being purchased or is being considered for purchase by any Fund for which he or she is a director.

    2. Restrictions on Sales. No disinterested director may sell any security which, to the director's knowledge at the time, is being sold or is being considered for sale by any Fund for which he or she is a director.

    3. Restrictions on Trades in Securities Related in Value. The restrictions applicable to the transactions in securities by disinterested directors shall similarly apply to securities that are issued by the same issuer and whose value or return is related, in whole or in part, to the value or return of the security purchased or sold by any Fund for which he or she is a director (see Section 4.A.7.).

Section 5 - Exempted Transactions/Securities

   MLIM has determined that the following securities transactions do not present the opportunity for improper trading activities that Rule 17j-1 and Rule 204A-1 are designed to prevent; therefore, the restrictions set forth in
Section 4 of this Code (including preclearance, prohibition on short-term profits and blackout periods) shall not apply.

A. Purchases or sales in an account over which the employee has no direct or indirect influence or control (e.g., an account managed on a fully discretionary basis by an investment adviser or trustee).

B. Purchases or sales of direct obligations of the U.S. Government.

C. Purchases or sales of open-end mutual funds (including money market funds), variable annuities and unit investment trusts. (However, unit investment trusts traded on a stock exchange (e.g., MITS, DIAMONDS, etc.), except as indicated in Paragraph I of this section, must be precleared.) Although open-end investment companies to not require preclearance, please see
   Section 4.A.10. regarding the prohibition on market timing and late trading of mutual funds and Section 4.B.7. regarding certain preclearance requirements applicable to investment personnel.

D. Purchases or sales of bank certificates, bankers acceptances, commercial paper and other high quality short-term debt instruments, including repurchase agreements.

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E. Purchases or sales of Merrill common stock (and securities related in value to Merrill Lynch common stock). Also exempt is employer stock purchased and sold through employer-sponsored benefit plans in which the spouse of a MLIM employee may participate (e.g., employee stock purchase plans or 401(k) plans) and sales of employer stock (or the exercise of stock options) that is received as compensation by a MLIM employee's spouse.

F. Purchases or sales which are non-volitional on the part of the employee (e.g., an in-the-money option that is automatically exercised by a broker; a security that is called away as a result of an exercise of an option; or a security that is sold by a broker, without employee consultation, to meet a margin call not met by the employee).

G. Purchases which are made by reinvesting cash dividends pursuant to an automatic dividend reinvestment plan.

H. Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer.

I. Purchases or sales of commodities, currency futures and futures on broad-based indices, options on futures and options on broad-based indices. Currently, "broad-based indices" include only the NASDAQ 100, S&P 100, S&P 500, FTSE 100 and Nikkei 225. Also exempted are exchange-traded securities which are representative of, or related closely in value to, these broad-based indices.

J. The receipt of a bona fide gift of securities. (Donations of securities, however, require preclearance.)

   Exempted transactions/securities may not be executed/held in brokerage accounts maintained outside of Merrill Lynch.

   The reporting requirements listed in Section 6 of this Code, however, shall apply to the securities and transaction types set forth in Paragraphs F-J of this section.

Section 6 - Reporting by Employees

   The requirements of this Section 6 apply to all MLIM employees. The requirements will also apply to all transactions in the accounts of spouses, dependent relatives and members of the same household, trustee and custodial accounts or any other account in which the employee has a financial interest or over which the employee has investment discretion. The requirements do not apply to securities acquired for accounts over which the employee has no direct or indirect control or influence. All employees whose accounts are maintained at Merrill Lynch or BNYE are deemed to have automatically complied with the requirements of this Section 6.B. and C. as to reporting

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executed transactions and personal holdings. Transactions and holdings in such accounts are automatically reported to the Compliance Department through automated systems.

   Employees who have approved accounts outside of Merrill Lynch or BNYE are deemed to have complied with the requirements of this Section 6.B. and C. provided that the Compliance Department receives duplicate statements and confirmations directly from their brokers.

   Employees who effect reportable transactions outside of a brokerage account (e.g., optional purchases or sales through an automatic investment program directly with an issuer) will be deemed to have complied with this requirement by preclearing transactions with the Compliance Department and by reporting their holdings annually on the "Personal Securities Holdings" form, as required by the Compliance Department.

A. Initial Holdings Report. Each new MLIM employee will be given a copy of this Code of Ethics upon commencement of employment. All new employees must disclose their personal securities holdings to the Compliance Department within 10 days of commencement of employment with MLIM. (Similarly, securities holdings of all new related accounts must be reported to the Compliance Department within 10 days of the date that such account becomes related to the employee.) With respect to exempt securities referred to in
   Section 5 which do not require preclearance/reporting, employees must nonetheless initially report those exempt securities defined in
   Section 5.F.-J. (This reporting requirement does not apply to holdings that are the result of transactions in exempt securities as defined in
   Section 5.A.-E.) Initial holdings reports must identify the title, number of shares, and principal amount with respect to each security holding. Within 10 days of commencement of employment, each employee shall file an Acknowledgement stating that he or she has read and understands the provisions of the Code.

B. Records of Securities Transactions. All employees must preclear each securities transaction (with the exception of exempt transactions in Section 5) with the Compliance Director or preclearance designee. At the time of preclearance, the employee must provide a complete description of the security and the nature of the transaction. As indicated above, employees whose accounts are maintained at Merrill Lynch or BNYE or who provide monthly statements directly from their approved outside brokers/dealers are deemed to have automatically complied with the requirement to report executed transactions.

C. Annual Holdings Report. All employees must submit an annual holdings report reflecting holdings as of a date no more than 30 days before the report is submitted. As indicated above, employees whose accounts are maintained at Merrill Lynch or BNYE or who provide monthly statements directly from their brokers/dealers are deemed to have automatically complied with this requirement.

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   With respect to exempt securities referred to in Section 5 which do not require preclearance/reporting, employees must nonetheless annually report the holdings of those exempt securities that are defined in Section 5.F.-J. (This reporting requirement, however, does not apply to exempt securities as defined in Section 5.A.-E.)

D. Annual Certification of Compliance. All MLIM employees must certify annually to the Compliance Department that (1) they have read and understand and agree to abide by this Code of Ethics; (2) they have complied with all requirements of the Code of Ethics, except as otherwise notified by the Compliance Department that they have not complied with certain of such requirements; and (3) they have reported all transactions required to be reported under the Code of Ethics.

E. Review of Transactions and Holdings Reports. All transactions reports and holdings reports will be reviewed by department heads (or their designees) or compliance personnel according to procedures established by the Compliance Department.

Section 7 - Reporting by Disinterested Directors of MLIM Funds

   A disinterested director of a Fund need only report a transaction in a security if the director, at the time of that transaction, knew or, in the ordinary course of fulfilling the official duties of a director of such Fund, should have known that, during the 15-day period immediately preceding the date of the transaction by the director, the security was purchased or sold by any Fund or was being considered for purchase or sale by any Fund for which he or she is a director. In reporting such transactions, disinterested directors must provide: the date of the transaction, a complete description of the security, number of shares, principal amount, nature of the transaction, price, commission, and name of broker/dealer through which the transaction was effected.

   As indicated in Section 6.D. for MLIM employees, disinterested directors are similarly required to certify annually to the Compliance Department that
(1) they have read and understand and agree to abide by this Code of Ethics;
(2) they have complied with all requirements of the Code of Ethics, except as otherwise reported to the Compliance Department that they have not complied with certain of such requirements; and (3) they have reported all transactions required to be reported under the Code of Ethics.

Section 8 - Approval and Review by Boards of Directors

   The Board of Directors of each MLIM Fund, including a majority of directors who are disinterested directors, must approve this Code of Ethics. Additionally, any material changes to this Code must be approved by the Board of Directors within six months after adoption of any material change. The Board of Directors must base its approval of the Code and any material changes to the Code on a determination that the

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Code contains provisions reasonably necessary to prevent employees from engaging in any conduct prohibited by Rule 17j-1. Prior to approving the Code or any material change to the Code, the Board of Directors must receive a certification from the Fund, the Investment Adviser or Principal Underwriter that it has adopted procedures reasonably necessary to prevent employees from violating the Code of Ethics.

Section 9 - Review of MLIM Annual Report

   At least annually, the Fund, the Investment Adviser and the Principal Underwriter must furnish to the Fund's Board of Directors, and the Board of Directors must consider, a written report that (1) describes any issues arising under this Code of Ethics or procedures since the last report to the Board of Directors, including, but not limited to, information about material violations of the Code of Ethics or procedures and sanctions imposed in response to the material violations and (2) certifies that the Fund, Investment Adviser and Principal Underwriter have adopted procedures reasonably necessary to prevent employees from violating this Code of Ethics.

Section 10 - Sanctions

   Potential violations of the Code of Ethics must be brought to the attention of the Compliance Director or his designee, are investigated and, if appropriate, sanctions are imposed. Upon completion of the investigation, if necessary, the matter may also be reviewed by the Code of Ethics Review Committee which will determine whether any further sanctions should be imposed. Sanctions may include, but are not limited to, a letter of caution or warning, reversal of a trade, disgorgement of a profit or absorption of costs associated with a trade, supervisor approval to trade for a prescribed period, fine or other monetary penalty, suspension of personal trading privileges, suspension of employment (with or without compensation), and termination of employment.

Section 11 - Exceptions

   An exception to any of the policies, restrictions or requirements set forth herein may be granted only upon a showing by the employee to the Code of Ethics Review Committee that such employee would suffer extreme financial hardship should an exception not be granted. Should the subject of the exception request involve a transaction in a security, a change in the employee's investment objectives, tax strategies, or special new investment opportunities would not constitute acceptable reasons for a waiver.

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